

BUSINESS PLAN

Pink Catrina Taco Club



Eddie Brhellan
Managing Member
August, 2021



Executive Summary

Product

Pink Catrina Taco Club provides culinary and entertainment products and services for patrons aged 18 and older. The food Menu is comprised in its great majority of traditional and authentic Street Mexican Food from all regions of Mexico. Our Bar provides an ample international selection of mixed beverages, domestic and Mexican beer, also bottle service experience on weekend evenings.

Customers

The target audience for Pink Catrina Taco Club is young adults and adults between the age of 18 and 45 (but not limited to this range) who would like to experience a very alive atmosphere where the mixture between food, beverages and audiovisuals will bring the vibe to the one of a delightful social spot.

The dream was conceived…

The food industry is very profitable yet very competitive. Through our previous experience as a Food Truck our customers were consistently recommending us to build a brick and mortar place where they could find us at a fixed location. Reviews were consistently highlighting how customers enjoyed what we cooked and the quality of our products.

After debating what our next steps as a food business should be, we decided to listen to our customers' recommendation but we added a touch of entertainment in an indoor setting to upgrade our delightful food and blend it with a spot where customers will gather to socialize and have a great time in a strong audiovisual atmosphere bringing our concept beyond the average restaurant experience.

The CATRINA is one of the strongest icons in the roots of Mexican Culture, it is mainly associated with the Day of the Death where Mexicans honor and celebrate their departed loved ones. In our concept we embrace the key approach of this: a party where you can eat, drink and enjoy surrounded by your loved ones.

Future of the Company

We will start with one location in the City of San Antonio, Texas. After 18-24 months we will review our numbers to evaluate the possibility of adding a second location in the West side of the City and we will potentially keep the idea of adding up a third location in Downtown at the Riverwalk when the time is right. After 5 years we will take a look at the possibility of expanding to some other cities within Texas being Houston, Austin and Dallas the first targets.



Company Description

Mission Statement

We provide a social interactive dining and entertainment atmosphere through products based on Mexican Street Food and International alcoholic beverages.

Principal Members

Eddie Brhellan	Concept creator, Investor, Member	Managing Director
Paulina Barrios	Investor, Member	Marketing manager
Carlos Bravo	Investor, Member	Operations manager

Legal Structure

Pink Catrina Taco Club is a DBA of TEXAS CATRINAS GROUP LLC.

Market Research

Industry

Pink Catrina Taco Club will become a player in the Restaurant Bar (food and beverage) industry in the San Antonio (Texas) area. During the recent Covid-19 Pandemic all businesses in this category experienced a tough scenario for its survival and only those who adapted quickly to the new variables managed to survive.

According to the National Restaurant Association, Restaurant sales in 2021 were $799 billion, down $65 billion (8.1%) from 2019's pre-pandemic levels. This last figure represents the expected revenue that will be eventually going back to the statistics' figures in hand with economy recovery, which is a great opportunity in the short term for new players in the sector.



Through our ample network in this business sector, we were able to gather information about efficient practices. All this information added up relevant knowledge to our already seasoned experience as restaurant managers and operators.

We are blending the most useful and successful experiences that helped other players to overcome the limitations derived from the effects of the pandemic, hence, we are positive that our business model will have a solid backbone driven by managers, members and employees who are skilled enough to overcome future adjustments demanded by challenges with a complex degree of solution like those recently faced.

Competitors

Pink Catrina Taco Club will face Menu competition with the following restaurants:

> ➢ Taco Blvd
> ➢ Taco Palenque
> ➢ Torchy's tacos
> ➢ Velvet Taco






Being that Pink Catrina Taco Club combines the features of dine-in restaurants with those of a social spot plus extended business hours on weekends, our concept could represent the first of its kind in the San Antonio market.



Demographics

(Source: https://www.city-data.com/zips/78232.html)

Pink Catrina Taco Club is located in the North Central side of San Antonio (Texas), Bexar County, within the limits of the City of Hollywood Park. Zip Code 78232 reports the following key features:



Distance to SAT airport:	3.5 mi.
Population in Zip code:	± 40k ppl.
Median resident age:	39.7 yrs.
Adj. Gross Income avg.:	± $82k
White people market:	± 63%
Hispanic/Latino market:	± 29%
Median House/Condo value:	± $273k

- Closest Authentic Mexican Restaurant is ± 5 mi.
- Closest Bar Lounge setting (for weekend extended hours market) is ± 2.5 mi.
- Unemployed percentage below state average.
- Median age above state average.
- Foreign-born population percentage below state average.
- Pctg. of population with a bachelor's degree or higher above state average.

We will be located at a Marketplace called “Galleria Oaks”. There is a brand new Starbucks location right in front of our restaurant. There is also a Taco Cabana in the right wing of the marketplace but their Menu sticks to Tex-Mex or even Cali-Tex items, which are not a serious competition to authentic Mexican food.



Sushishima
Japanese Restaurant
Taco Blvd
Costco Wholesale
Tacos El Guero Loko
Texas Roadhouse
Hollywood Park
CVS Photo
Shavano Park
Hill Country Village
Taco-Tex
Walmart Supercenter
Taco Express
Comanche Lookout Park
Los Balito's Taco Shop - Bitters
Los Balitos Taco Shop - Nacogdoches
WOODSTONE
Losoya's Taqueria
Taco Cabana
Eddie's Taco House Bar & Grill
Tacos El Takin
Pepe's Tacos N Salsa
Erick's Tacos
NORTH CENTRAL
Walker Ranch Park
VALLEY FORGE
Phil Hardberger Park
Taqueria Jalisco
Taco Rey Taqueria
Chagos
Taquitos Mañana
Lowe's Home Improvement
Tito's Taco House
Morgan's Wonderland
GREATER HARMONY HILLS
San Antonio International Airport
Heroes Stadium
Lady Bird Johnson Park
Castle Hills
Longhorn
SUN GATE
CROWNHILL PARK
H-E-B
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5000 ft



Detailed Description of Customers

There are 3 specific groups of that the company will market for:

1. Young adults within the age range of 18 – 45.
2. Restaurant-bar enthusiasts looking for places with a dynamic vibe.
3. Mexican food lovers of any age.

Our targeted customers belong to Middle-class group who would be able to spend an average ticket per person of $15 during Lunch hours and $25 during Dinner hours (excluding Bottle Service) and they are huge fans of centennial authentic Street Mexican Food. They are eager to experience the taste of different regions of Mexico and would like to take a break on Tex-Mex meals. They are looking for places with a dynamic vibe and an intense audiovisual atmosphere that is different from that of a sports bar. They will come to gather and chat for long while they enjoy an ample selection of cocktails.

Company Advantages

Pink Catrina Taco Club has plenty of advantages compared to competitors:

➢ Food Menu includes items that other restaurants don't serve.
➢ Less than 5% of the restaurants in North San Antonio serve 1 or 2 of our items.
➢ Or recipes come from hundreds of years of culinary tradition and are cooked from scratch.
➢ The atmosphere combines both a restaurant and a social spot.
➢ Extended business hours on weekends will bring an opportunity for customers to gather on a social atmosphere while being able to enjoy our delightful food.
➢ Mexican Food Vegetarian options.

At our location we have a brand new Starbucks, there is an old Taco Cabana, there is an Italian restaurant called The Purple Garlic, and Pockets (a new national Pool venue) is beginning operations around the same time we will.

Regulations

Pink Catrina Taco Club must meet all federal and state regulations concerning to the food and beverage industry. Specifically, all regulations addressed to Restaurants in the Texas Department of State Health Services (DSHS), all regulations concerning alcohol and food sales included in the Texas Alcoholic and Beverage Commission (TABC).

Service Line

Product/Service

Pink Catrina Taco Club will sell Street Mexican Food cooked from scratch. All of our Food and Beverage Menu items will be prepared in-house and they currently include but will not be limited to the following:

Mexican Street Food

- Street Tacos (Asada, Pastor, Tinga, Cochinita Pibil, Shrimp)
- Burritos (Pink Catrina, Asada, Pastor, Bean and Cheese)
- Quesadillas (Plain, Asada, Pastor, Tinga, Shrimp, Mushrooms)
- Mega Tortas (Pink Catrina, Asada, Pastor, Tinga)
- Sopes (Asada, Pastor, Tinga, Chorizo, Mushrooms)
- Soups (Chicken soup, Pozole, Zacatecas-style Birria)
- Mexican snacks (Beef taquitos, Mexican Fries Asada or Pastor)
- Mexican desserts (Churros, Rice pudding, Chongos Zamoranos)

Bar Menu

- Full bar Menu with Mexican specialty cocktails
- Micheladas plain and Micheladas with protein
- Mexican beer selection and Domestic beer
- Bottle service during weekend evenings



PINK CATRINA
FRESH, AUTHENTIC MEXICAN STREET FOOD
Delivered Straight to Your Table
WE'RE THE REAL DEAL
At Pink Catrina Taco, we use recipes that have been handed down for generations. We have perfected the flavor in our meats that set our tacos, tortas, burritos and quesadillas apart from others. Made from scratch with the freshest ingredients, our food brings friends and families to the table.
ORDER NOW
FREE CHURROS
with your first order of 2 Mega Tortas
Cannot be combined with any other offers. Valid for one time use online only at any of our delivery platforms. Offer expires 12/31/21.
$7 OFF
your first order of $25 or more
Cannot be combined with any other offers. Valid for one time use online only at any of our delivery platforms. Offer expires 12/31/21.
$12 OFF
with purchase of 50 or more
Cannot be combined with any other offers. Valid for one time use online only at any of our delivery platforms. Offer expires 12/31/21.

For further reference you can take a look at our food Menu through Uber eats and Doordash. You will find us as PINK CATRINA TACO JOINT and MEXI VEGGIE (for the vegetarian concept.)



Pricing Structure

Mexican Street Food

- ➢ Street Tacos (Asada, Pastor, Tinga, Cochinita Pibil, Shrimp) / $12 to $15
- ➢ Burritos (Pink Catrina, Asada, Pastor, Bean and Cheese) / $10 to $15
- ➢ Quesadillas (Plain, Asada, Pastor, Tinga, Shrimp, Mushrooms) / $9 to $14
- ➢ Mega Tortas (Pink Catrina, Asada, Pastor, Tinga) / $14 to $17
- ➢ Sopes (Asada, Pastor, Tinga, Chorizo, Mushrooms) / $8 to $10
- ➢ Soups (Chicken soup, Pozole, Zacatecas-style Birria) / $7 to $11
- ➢ Mexican snacks (Beef taquitos, Mexican Fries Asada or Pastor) / $8 to $12
- ➢ Mexican desserts (Churros, Rice pudding, Chongos Zamoranos) / $5 to $8

Bar Menu

- ➢ Full bar Menu with Mexican specialty cocktails / $7 to $38
- ➢ Micheladas plain and Micheladas with protein / $12 to $18
- ➢ Mexican beer selection and Domestic beer / $5 to $8
- ➢ Bottle service during weekend evenings / $120 to $1,500 (per bottle)

Expected Layout

We will provide an atmosphere where both dining and lounge-bar settings can blend to offer a social spot and an outstanding audiovisual experience to our patrons:



Product Lifecycle

All ingredients for food preparation must be utilized using the FIFO inventory model. All alcoholic cocktails will be prepared on the spot. All bottle service items will be sold brand new and eventual bottle remains should be disposed.





Intellectual Property Rights

Pink Catrina is a trademark registered at Mexico and the United States.

Research and Development

The company is planning to conduct the following research and development:

- ➢ Include a feedback mechanism on the website for ideas, suggestions, and improvements
- ➢ Provide comment cards for distribution for dine-in customers
- ➢ Review available market research to identify top trends in restaurants popularity with continuous exploration in regards of management and operations' best practices



Marketing & Sales

Growth Strategy

To grow the company, Pink Catrina Taco Club will do the following:

- ➢ Mailing-list promotions targeting customers in the following areas / businesses:
    - ❖ Hollywood park
    - ❖ Stone oak
    - ❖ Bulverde
    - ❖ Thousand oaks
    - ❖ UTSA alumni and staff
    - ❖ University of Incarnate Word alumni and staff
    - ❖ St. Mary's University alumni and staff
    - ❖ San Antonio College alumni and staff
    - ❖ Valero Corporate
    - ❖ USAA Corporate
- ➢ Will hire promoters to build-up the extended hours weekend atmosphere
- ➢ As business grows, advertise in target markets, especially in advance of the holiday season.
- ➢ After 18 months of operations will explore opportunities to open more locations in the San Antonio area.
- ➢ After 36 months of operations will explore opportunities to open more locations in the State of Texas.

Communicate with the Customer

Pink Catrina Taco Club will communicate with its customers by:

- ➢ Digital communication with offers, product information, and schedule of special events.
- ➢ Using targeted Google and Facebook and Instagram advertisements.
- ➢ Utilizing social media (Twitter, YouTube, Facebook, Pinterest, Tumblr, etc.)
- ➢ Providing contact information on the company website.

Sales channels

Pink Catrina Taco Club will have sales through in-store customers, curbside and delivery companies (Uber eats, Doordash, Postmates, Caviar, Favor, etc)

It's very important to mention that through our location we will be operating three (3) ghost kitchens that we already have, which will be in addition to our core business. The ghost restaurants are: MEXI VEGGIE (Mexican vegetarian), WOK ETOKI (Asian), and D-TOX ME (Sandwiches, Salads, Subs, Fresh made juices, Shakes, etc.)

For more reference, you can find reviews for Mexi Veggie and Wok Etoki in Uber eats and Doordash.



Financials

Projected revenue

The following most representative variables are considered to assess the average annual financial performance for Pink Catrina Taco Club:

- ➢ Restaurant capacity is 120 patrons (without considering Patio)
- ➢ Lunch hours MON-WED will turn seats only 1 time and expected attendance is calculated at 70%
- ➢ Dinner hours on THU-SAT will turn seats up to 2 times and expected attendance is calculated at 100%
- ➢ Daily Avg Beer, Wine & Cocktail at Bar Counter sales of $1,200 from MON-WED
- ➢ Daily Avg Beer, Wine & Cocktail at Bar Counter sales of $3,000 from THU-SAT
- ➢ Daily Average Bottle Service sales of $2,500 from THU-SAT
- ➢ January, February and March are projected at only 60% of Average revenue
- ➢ COGS up to 28%
- ➢ Location rental of $6,000
- ➢ Insurance cost of $2,000 monthly

	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC	ANNUAL
Revenue	$144.2	$144.2	$144.2	$240.3	$240.3	$240.3	$240.3	$240.3	$240.3	$240.3	$240.3	$240.3	
COGS (28%)	$40.4	$40.4	$40.4	$67.3	$67.3	$67.3	$67.3	$67.3	$67.3	$67.3	$67.3	$67.3	
Profit Margin	**$103.8**	**$103.8**	**$103.8**	**$173.0**	**$173.0**	**$173.0**	**$173.0**	**$173.0**	**$173.0**	**$173.0**	**$173.0**	**$173.0**	*$1,868.7*
Operation Expenses	$46.19	$44.31	$46.19	$51.38	$51.38	$51.38	$51.38	$51.38	$51.38	$51.38	$51.38	$51.38	
Labor	$15.0	$15.0	$15.0	$15.0	$15.0	$15.0	$15.0	$15.0	$15.0	$15.0	$15.0	$15.0	
Operation Profit	$42.6	$44.5	$42.6	$106.6	$106.6	$106.6	$106.6	$106.6	$106.6	$106.6	$106.6	$106.6	
Other expenses	$2.0	$2.0	$2.0	$2.0	$2.0	$2.0	$2.0	$2.0	$2.0	$2.0	$2.0	$2.0	
EBIT:	**$40.6**	**$42.5**	**$40.6**	**$104.6**	**$104.6**	**$104.6**	**$104.6**	**$104.6**	**$104.6**	**$104.6**	**$104.6**	**$104.6**	*$1,065.5*
Sales Tax (8.25%):	$11.9	$11.9	$11.9	$19.8	$19.8	$19.8	$19.8	$19.8	$19.8	$19.8	$19.8	$19.8	
Federal Tax (20%):	$8.1	$8.5	$8.1	$20.9	$20.9	$20.9	$20.9	$20.9	$20.9	$20.9	$20.9	$20.9	
Net Profit:	**$20.6**	**$22.1**	**$20.6**	**$63.9**	**$63.9**	**$63.9**	**$63.9**	**$63.9**	**$63.9**	**$63.9**	**$63.9**	**$63.9**	*$638.3*
Contingency fund:	$2.5	$2.5	$2.5	$2.5	$2.5	$2.5	$2.5	$2.5	$2.5	$2.5	$2.5	$2.5	
Profit post fund:	*$18.1*	*$19.6*	*$18.1*	*$61.4*	*$61.4*	*$61.4*	*$61.4*	*$61.4*	*$61.4*	*$61.4*	*$61.4*	*$61.4*	*$608.3*

Figures expressed in thousand US dollars.